Qilian International Holding Group Ltd.

September 6, 2019

VIA EDGAR

Ms. Bonnie Baynes

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Qilian International Holding Group Ltd. Amendment No. 1 to Registration Statement on Form F-1 Submitted June 17, 2019 File No. 377-02698

Dear Ms. Baynes:

Qilian International Holding Group Ltd. (the “Company”, “Qilian,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 11, 2019 regarding its Registration Statement on Form F-1 (the “Registration Statement”) confidentially submitted on June 17, 2019. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An amended Registration Statement on Form F-1 (“Amendment No. 1”) is being submitted confidentially to accompany this response letter.

Prospectus Summary

Our Competitive Advantages

Recognized Brand Name, page 5

1. We note your disclosure here and throughout the prospectus that you have received many awards from government agencies and organizations, such as "Specialized New Technology" Enterprise Status. Please briefly explain the criteria for selection for this award as well as the other awards disclosed throughout your prospectus so that investors can understand the significance of these awards.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 5 of Amendment No.1 and updated the “Honors, Awards, and Qualifications” section with a “Selective Criteria for the Awards” subsection on page 72 of Amendment No.1 to better clarify the selective standards for the awards received.

Our Business Strategies, page 6

2. Please disclose the estimated costs to achieve your business strategies for Gan Di Xin, Qilian Shan Oxytetracycline API, Xiongguan organic fertilizer and heparin sodium preparation, and disclose the working capital required to implement your business plan and R&D efforts in your risk factor on page 13, which addresses your limited sources of working capital and your need for substantial additional financing. In addition, please briefly disclose the process of enrolling in the National Essential Medicines Category and the National Medical Insurance Coverage Program and explain what you mean by "acquire more market shares" in your Our Business Strategies for Qilian Shan Oxytetracycline API section.

Response: In response to the Staff’s comment, the Company revised its disclosure in the “Our Business Strategies” section on pages 6 and 7 of Amendment No. 1, as well as in the “Risk Factor” section on pages 13 and 14 of Amendment No. 1. The Company disclosed the process of enrolling in the National Essential Medicines Category and the National Medical Insurance Coverage Program on pages 6 and 61 of Amendment No.1. In addition, the Company updated its disclosure on pages 6, 31 and 61 of Amendment No.1 to further explain what it meant by “acquire more market shares”.

3. We note your disclosure on page 5 that you intend to "grow untapped Chinese markets." However, your Industry section states that licorice, certain types of oxytetracycline products and heparin sodium products are already widely available in China and that the pharmaceutical market is highly fragmented. Please balance your disclosure in your prospectus summary to disclose the highly fragmented nature of your industries and, if true, the availability throughout China of similar products to the ones you offer.

Response: In response to the Staff’s comment, the Company updated its disclosure on pages 6 and 61 of Amendment No. 1. The Company also updated its disclosure in the “Industry” section on pages 53 and 57 of Amendment No.1.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 8

4. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company's securities. The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

Risk Factors, page 12

5. We note that Section 117 of your Articles of Association, filed as Exhibit 3.2, provides that any cause of action between the company, its members, directors, alternate directors, officers, agents, managers, employees or trustees shall be subject to the sole jurisdiction and venue of the Courts of the Cayman Islands. Please disclose in your Risk Factors section and in your Description of Share Capital section whether this provision applies to actions arising under the Exchange Act and the Securities Act. If so, please address the uncertainty as to whether a court would enforce such provision, and state that stockholders will not be deemed to have waived the company's compliance with federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Exchange Act and the Securities Act, please also ensure that the disclosure in your Risk Factors and Description of Share Capital sections in your prospectus and the exclusive forum provision in your Articles of Association state this clearly. In addition, in your Risk Factors section, please disclose the material risks to investors caused by your exclusive forum provision.

Response: In response to the Staff’s comment, the Company updated its disclosure in the “Risk Factors” section on page 21 of Amendment No. 1. The Company also updated its disclosure in the “Description of Share Capital” section on page 109 of Amendment No. 1 by adding an “Exclusive Forum” subsection. The Company plans to adopt amended and restated Articles of Association effective upon closing of the offering, which will provide that the forum selection provision in Section 117 does not apply to any cause of action brought under federal or state securities laws of the United States.

Risks Related to Our Business

Failure to make adequate contributions, page 17

6. Please disclose the aggregate amount you may be required to pay due to Gansu QLS's and Chengdu QLS's failure to make the necessary contributions to employee benefit plans as required by PRC regulations. In addition, please clarify in the third paragraph in your Employees section on page 73 that you have failed to make the necessary contributions to employee benefit plans. Also, please disclose whether this failure could be considered a breach of your Exclusive Services Agreement with Gansu QLS.

Response: The Company respectfully advises the Staff that although Gansu QLS has failed to deposit employee welfare, including social security premiums and housing funds, in full, the Company believes that no additional amount is required to be paid by Gansu QLS since: (i) some of the employees of Gansu QLS are over the age limit to be paid social insurance fees, and some choose to waive receiving social insurance fees deposited by Gansu QLS and participate in their own voluntary social insurance plans instead; (ii) pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums promulgated by the Ministry of Human Resources and Social Security on 21 September 2018, local authorities are prohibited from recovering the unpaid social insurance premiums from enterprises, thus making it unlikely that the overdue social insurance premiums would be ordered to be repaid by the Company; (iii) Gansu QLS has opened the account for housing funds and deposited housing funds for its employees since August 2019; and (iv) according to the discussions between local housing fund administration authorities and our PRC legal counsel, local authorities have never taken enforceable measures to collect housing funds from local enterprises. However, Chengdu QLS may be required to pay an aggregate amount of RMB 73,002 for its failure to deposit housing funds. In response to the Staff’s comment, the Company has updated its disclosure in the “Risks Related to Our Business” section on page 28 of Amendment No.1 and in the “Employees” section on page 73 of Amendment No.1. This failure would not be identified as any breach of our Exclusive Services Agreement with Gansu QLS, as the Exclusive Service Agreement imposes obligations on Gansu QLS to provide service fees to Chengdu Qilian Trading Co., Ltd., which is independent from Gansu QLS and its subsidiaries’ obligations to contribute to benefit plans for their employees.

Risks Related to Doing Business in China

Substantial uncertainties exist with represent to the interpretation of the PRC Foreign Investment Law, page 27

7. Please expand this risk factor to disclose the effect on your VIE and related agreements if your VIE is identified as a FIE. In addition, disclose the effect of the PRC Foreign Investment Law on your business and your shareholders if you are identified as a FIE or if you acquire upstream and downstream companies manufacturing traditional Chinese medicine pieces.

Response: In response to the Staff’s comment, the Company expanded its disclosure in the “Risk Factor” section on page 27 of Amendment No.1 to further disclose that even if the Company’s VIE is identified as a FIE in the future, its current business would not be adversely affected.

Use of Proceeds, page 31

8. Please disclose how far the proceeds from this offering will allow you to reach in each of the specified uses. If you will require additional funds to complete the listed uses of the proceeds, please disclose the aggregate amount necessary and how you intend to raise additional funds. Also, if you know which products you intend to develop, please identify the products and disclose how far in the development you expect to achieve with the proceeds of this offering. In addition, we note that you intend to use the remainder of the proceeds to acquire companies manufacturing traditional Chinese medicine pieces. Please disclose whether you have any present commitments or agreements to purchase any such companies.

Response: In response to the Staff’s comment, the Company updated its disclosure in the “Use of Proceeds” section on page 31 of Amendment No.1.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 37

9. We note your disclosure on page 59 that you independently developed all ten of your currently manufactured products within your research and development department and that you have products currently in development as disclosed on page 64. However, we do not see any research and development costs presented on your Consolidated Statements of Income and Comprehensive Income. Please revise to explain your accounting policy for these costs, whether they are allocated to products, and if material, quantify for each period presented.

Response: In response to the Staff’s comment, the Company disclosed its accounting policy for Research & Development expenses in Note 2 to the consolidated financial statement on page F-11. The Company expenses all internal research costs as incurred, which primarily comprise of employee costs, internal and external costs related to execution of studies, including manufacturing costs, facility costs of the research center, and amortization, depreciation to intangible assets and property, plant and equipment used in the research and development activities. For the years ended September 30, 2018 and 2017, total research and development expenses were approximately $173,000 and $84,000, respectively. For the six months ended March 31, 2019 and 2018, total research and development expenses were approximately $40,000 and $41,000, respectively. These numbers were recorded in general and administrative expenses in the consolidated statement of income and comprehensive income.

10. We note your description of the products included in the “oxytetracycline & Licorice products and TCMD” segment as disclosed on page 60. Please revise to disclose whether there were any material changes in net revenue or cost of sales due to any specific product within this segment. Explain the primary factors underlying the changes for each period presented. In addition, disclose your reasonably likely expectation for future trends.

Response: In response to the Staff’s comment, the Company updated its disclosure in the “Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations” section on page 38 of Amendment No.1.

Business

Our History and Corporate Structure

Contractual Arrangements between WFOE and Gansu QLS Exclusive Service Agreement, page 56

11. We note your disclosure on page 56 that WFOE is entitled to collect a service fee in accordance with the services actually provided. However, you also state that the amount of service fees shall be the remaining amount of Gansu QLS’s profit before tax after deducting relevant costs and reasonable expenses. Please revise for clarity and consistency. In addition, please explain what you mean by "relevant costs" and disclose whether WFOE determines the amount of "relevant costs" and "reasonable expenses."

Response: In response to the Staff’s comment, the Company updated its disclosure on page 59 of Amendment No.1 to reflect that the fees WFOE is entitled to collect from Gansu QLS are equal to 98.297% of the net profits of Gansu QLS, this percentage representing the number of shares of Gansu QLS held by shareholders having signed the VIE Agreement against the total number of issued and outstanding shares of Gansu QLS. The Company also amended the Exclusive Service Agreement on August 27, 2019 to reflect this change in the “ARTICLE 3 - SERVICE FEES” section on page 6 of the Amended Exclusive Service Agreement filed as Exhibit 10.4 to Amendment No.1.

Our Products

Our Licorice Products Gan Di Xin, page 61

12. In an appropriate section of your prospectus, please describe the approval process for China's State Category V New Drug, and the significance of Gan Di Xin classification as such, as well as the significance of its national medicine quality standard of WS1-(X- 001)-2015Z, which is disclosed on page 72. Also, disclose the approval process with the CFDA and any other regulatory bodies for the development and modification of Gan Di Xan, which you plan to accomplish by adding additional Chinese herbal ingredients. In addition, please disclose the basis for your statement on page 61 that, because your Gan Di Xin tablets dissolve slowly in the mouth, the tablets' bioavailability, stability and effectiveness have been drastically increased.

Response: In response to the Staff’s comment, the Company updated its disclosure in the “Our Products” section on page 64 of Amendment No.1.

Products Currently in Development, page 64

13. Please disclose the regulatory process for your two products in development and, if relevant, which regulatory phase or phases you have completed for each of these products. In this regard, we note your disclosure on page 70 regarding the different regulatory processes for different types of fertilizers.

Response: In response to the Staff’s comment, the Company updated its disclosure in the “Products Currently in Development” section on page 64 of Amendment No.1.

Regulations, Certificates and Permits, page 70

14. Please provide translations for your nine Chinese trademarks.

Response: In response to the Staff’s comment, the Company updated its disclosure in the “Intellectual Property” section on page 67 of Amendment No. 1.

R&D Development Plan, page 72

15. Please disclose the approval process necessary before you can market and sell your Ahan antibacterial paste if you modify the product to suit different skin types. In addition, we note your disclosure on page 78 that Ahan has not yet been issued the certificate of filing and that the certificate of filing is necessary before the product can be used. However, on page 72, you state that you have sold Ahan since November 2017. Please explain how you have sold Ahan despite your failure to obtain a certificate of filing.

Response: In response to the Staff’s comment, the Company updated its disclosure in the “R&D Development Plan” section on pages 77 and 78 of Amendment No. 1. With regard to the Ahan® antibacterial paste currently manufactured and sold, the Company disclosed in the “R&D Development Plan”, on page 78 of Amendment No. 1, that it had completed the filing procedures required by laws and regulations in May 2017 and that the Ahan® antibacterial paste had been legally sold since November 2017. The Company will update its sanitary and safety evaluation report and file the updated report with the competent authorities for any modified Ahan antibacterial paste in the future.

Research and Development R&D Achievements, page 72

16. We note that since May 2016 you worked with Tsinghua University Wuxi Institute of Applied Technologies on exploring ways to increase the fermentation yield of oxytetracycline and that you have now increased the yield from 32,000 U/ml to 35,000 U/ml, and that you are still in the early development stage of your cooperative breeding experiment. Please disclose the material terms of your agreement with Tsinghua University Wuxi Institute of Applied Technologies, including any royalty payments and the term of the agreement, and, if required by Item 601 of Regulation S-K, please file the agreement as an exhibit to your registration statement.

Response: In response to the Staff’s comment, the Company updated its disclosure in the “R&D Achievements” section on page 77 of Amendment No. 1 and filed the cooperation agreement with Wuxi Yuanqing Tianmu Biotechnology Co., Ltd. as exhibit number 10.10 to Amendment No.1.

Employees, page 73

17. Please provide a breakdown of employees by activity in Jiuquan City and Qionlai City for Gansu QLS, Qiming and Chengdu QLS pursuant to Item 6.D of Form 20-F.

Response: In response to the Staff’s comment, the Company updated its disclosure in the “Employee” section on page 78 of Amendment No.1.

Regulations

PRC Laws and Regulations on Foreign Investment, page 81

18. We note your disclosure on pages 55 and 81 that the acquisition of upstream and downstream companies manufacturing traditional Chinese medicine pieces would be subject to the Negative List, which would (i) prevent you from holding any equity of Gansu QLS and its subsidiaries and (ii) prohibit you from foreign capital investment. We note that you do not hold any equity securities in Gansu QLS, but, instead, control the company through contractual arrangements. Please disclose how the acquisition of companies involved in the manufacturing of traditional Chinese medicine pieces will affect your organizational structure, including your contractual arrangements with Gansu QLS and the Gansu QLS shareholders and how Gansu QLS will be able to obtain equity, debt financing, or other financing in the future. To the extent that you would (i) have to terminate these contractual arrangements, (ii) be unable to receive dividends from Gansu QLS and its subsidiaries or (iii) be unable to provide capital to Gansu QLS, please disclose at the beginning of your prospectus summary section and in your Risk Factors section.

Response: In response to the Staff’s comment, the Company updated its disclosure in the “Regulations” section on page 86 of Amendment No.1. Under the Company’s plan to acquire enterprises manufacturing traditional Chinese medicine pieces in the future, Gansu QLS would acquire and hold the equity of such companies. Since we do not hold any equity in Gansu QLS, Gansu QLS is currently not prohibited to invest in sectors subject to the Negative List for foreign investment access. Under the existing legal regime, such acquisitions will neither affect our organizational structure nor the ability of Gansu QLS to obtain equity, debt financing or other financing in the future. Our contractual arrangements with Gansu QLS and its shareholders will not be affected. Our abilities to receive dividends from Gansu QLS and its subsidiaries and to provide capital to Gansu QLS will not be restricted due to such acquisitions. If Gansu QLS were to be identified as a foreign investment enterprise, our proposed acquisition of enterprises manufacturing traditional Chinese medicine pieces might be prohibited, while our current business, organizational structure including the validity of contractual arrangements, and the ability of Gansu QLS to obtain equity, debt financing or other financing in the future would not be adversely affected. The Company will continue to maintain compliance with PRC laws and regulations. In the event that Gansu QLS were to be identified as a foreign investment enterprise, Gansu QLS will not acquire the enterprises manufacturing traditional Chinese medicine pieces as prohibited by law, which would not materially affect our business.

PRC Laws and Regulations on Foreign Exchange Circular No. 37 and Circular No. 13, page 83

19. Please tell us whether all of the Gansu QLS shareholders will complete registration in accordance with Circular 37 prior to effectiveness. If they will not, please disclose this in your prospectus summary and in your Risk Factors section.

Response: In response to the Staff’s comment, the Company updated its disclosure in the “PRC Laws and Regulations on Foreign Exchange” section on page 89 of Amendment No.1. The Company also updated its disclosure in the “Prospectus Summary” section on page 7 of Amendment No.1 and in the “Risk Factors” section on page 28 of Amendment No.1.

Consolidated Financial Statements, page F-1

20. Please note that the audited financial statements should be as of a date no later than 12 months at the date of filing as specified in Item 8.A.4 of Form 20-F. Also refer to Instructions to Item 8.A.4.

Response: In response to the Staff’s comment, the Company included the financial statements for the six months ended March 31, 2019 and 2018 in Amendment No. 1.

Note 1 - Organization and Description of Business, page F-6

21. Please revise to disclose your accounting policy for non-controlling interests, including how you recognize and measure this item.

Response: In response to the Staff’s comment, the Company disclosed its accounting policy for non-controlling interest in Note 2 to the consolidated financial statement on page F-11 of Amendment No.1 as follows:

Non-controlling interests are recognized to reflect the portion of the equity of an entity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, VIE and VIE’ s subsidiaries, non-controlling interests represent a minority shareholder’s 1.70% ownership interest in Gansu QLS, 48.57% ownership interest in Chengdu QLS and 50% ownership interest in Ahan as of September 30, 2018 and 2017.

The following table summarizes non-controlling interest from each subsidiary that is not 100% owned by the Company:

	As of
	September 30, 2018	September 30, 2017
Gansu QLS	$233,493	$171,916
Chengdu QLS	2,170,387	2,244,380
Ahan	(4,474)	(2,280)
Total	$2,399,406	$2,414,016

Non-controlling interest in the equity of a subsidiary is reported in equity in the consolidated statement of balance sheets. Net income and losses attributable to the non-controlling interest is reported as described above in the consolidated statement of income and comprehensive income.

The Company also disclosed its accounting policy for non-controlling interest in Note 2 to the condensed consolidated financial statement on page F-32 of Amendment No.1 as follows:

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, VIE and VIE’ s subsidiaries, non-controlling interests represent a minority shareholder’s 1.703% ownership interest in Gansu QLS, 28.25% ownership interest in Chengdu QLS and 50% ownership interest in Ahan as of March 31, 2019.

In December 2018, the Company acquired equity interest in Chengdu QLS from its non-controlling interest holders for RMB 825,000 (approximately $134,000). In March 2019, the Company additionally contributed RMB 20,000,000 (approximately $2.9 million) capital into Chengdu QLS. These transactions resulted that the ownership interest of minority shareholders in Chengdu QLS reduced from 48.57% as of September 30, 2018 to 28.25% of as of March 31, 2019.

The following table summarizes non-controlling interest from each subsidiary that is not 100% owned by the Company:

	As of
	March 31, 2019	September 30, 2018
Gansu QLS	$302,727	$233,493
Chengdu QLS	2,794,044	2,170,387
Ahan	(2,687)	(4,474)
Total	$3,094,084	$2,399,406

Non-controlling interest in the equity of a subsidiary is reported in equity in the consolidated statement of balance sheets. Net income and losses attributable to the non-controlling interest is reported as described above in the consolidated statement of income and comprehensive income.

Note 7 – Bank Loans, page F-17

22. We note that your $3,639,911 of bank loans with the Agricultural Bank of China, which expired in January to May of 2019, were fully repaid at expiration and new loans were obtained after the repayments. Please tell us your consideration of disclosing the terms of the new loans in your Subsequent Events footnote.

Response: In response to the Staff’s comment, the Company updated Note 14 to the consolidated financial statements on page F-22 of Amendment No. 1 to disclose the new loans.

Note 11 – Equity, page F-21

23. We note the cash and stock dividends that were declared March 5, 2018 and paid during 2018. Please explain the following statements that appear to conflict, and reconcile any apparent inconsistencies:

● Page 21: “We do not intend to pay dividends for the foreseeable future.”

● Page 26: “We are a holding company and we rely for funding on dividend payments from our subsidiaries, which are subject to restrictions under PRC laws.”

● Page 32: We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.”

Response: In response to the Staff’s comment, the Company updated its disclosure on pages 21 and 32 of Amendment No.1. The Company respectfully informs the Commission that it does not believe it needs to update its disclosure on page 26 since such disclosure is aimed at clarifying the corporate structure and sources of possible dividends it may grant in the future.

General

24. Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

Response: In response to the Staff’s comment, the Company advises the Commission that there are no additional pictures or graphics anticipated to be presented that are not in Amendment No. 1.

IN responding to the Staff’s comments, the Company acknowledges that:

● the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

● Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

● the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Zhanchang Xin
Zhanchang Xin
CEO

cc:	Ying Li
Hunter Taubman Fischer & Li LLC